UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                                 NEOFORMA, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  640475 10 7
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marcea B. Lloyd
                Chief Administrative Officer and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                    copy to:
                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                 (212)735-3000
                                 April 11, 2005
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7
-------------- -----------------------------------------------------------------
       1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY).

               VHA INC. - (IRS Employer Identification Number 38-2182248)
-------------- -----------------------------------------------------------------
       2.      CHECK THE APPROPRIATE BOX IF A                           (a) / /
                MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (b) / /
-------------- -----------------------------------------------------------------
       3.      SEC USE ONLY

-------------- -----------------------------------------------------------------
       4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
-------------- -----------------------------------------------------------------
       5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                           / /
-------------- -----------------------------------------------------------------
       6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- -----------------------------------------------------------------
NUMBER OF             7.   SOLE VOTING POWER
SHARES
BENEFICIALLY               8,611,217
OWNED BY              ----------------------------------------------------------
EACH                  8.   SHARED VOTING POWER
REPORTING
PERSON WITH
                      ----------------------------------------------------------
                      9.   SOLE DISPOSITIVE POWER

                           8,611,217
                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER

-------------- -----------------------------------------------------------------
       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,611,217
-------------- -----------------------------------------------------------------
       12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES (SEE INSTRUCTIONS) / /
-------------- -----------------------------------------------------------------
       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.76% (BASED ON AN AGGREGATE OF 20,618,672 SHARES OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
-------------- -----------------------------------------------------------------
       14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO - Corporation
-------------- -----------------------------------------------------------------

         This Amendment No. 6 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003 and Amendment No. 5 on January 12, 2005 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On March 21, 2005, the terms of VHA's engagement of Lazard Freres & Co. ("Lazard") as its financial advisor in connection with its consideration of alternatives involving Neoforma (the "Lazard Engagement"), were amended to add UHC as a party being advised by Lazard pursuant to the Lazard Engagement.

Item 5.    Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         As a result of the amendment to the Lazard Engagement described in
Item 4, VHA may be deemed to be the beneficial owner of the shares of Common Stock owned directly or beneficially by UHC. VHA disclaims beneficial ownership of such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

         On April 7, 2005, Neoforma, VHA and UHC entered into Amendment No. 1 to the Waiver ("Amendment No. 1"). Amendment No. 1 amended the provision of the Waiver scheduled to expire on April 7, 2005 to extend its term until July 7, 2005.


Item 7.    Material to be Filed as Exhibits

         References to and descriptions of Amendment No. 1 as set forth herein are qualified in their entirety by reference to the copy of Amendment No. 1 attached hereto in Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.


Exhibit 1 Amendment No. 1 to Waiver dated April 7, 2005, among Neoforma, Inc., VHA, Inc. and University HealthSystem Consortium

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      VHA INC.


                                      By:  /s/ Marcea B. Lloyd
                                           ---------------------
                                      Name:  Marcea B. Lloyd
                                      Title: Chief Administrative Officer and
                                             General Counsel

Dated:  April 11, 2005

                                                                       Exhibit 1

                           AMENDMENT No. 1 to WAIVER
                           -------------------------

         AMENDMENT No. 1 to WAIVER, dated April 7, 2005, among NEOFORMA, INC. (formerly known as NEOFORMA.COM, INC.), a Delaware corporation, (the "Company"), VHA INC., a Delaware corporation ("VHA") and UNIVERSITY HEALTHSYSTEM CONSORTIUM, an Illinois corporation ("UHC").

                             W I T N E S S E T H:
                             - - - - - - - - - -


         WHEREAS, the Company, VHA and UHC are parties to the Waiver dated January 7, 2005 (the "Original Waiver"); and

         WHEREAS, the parties desire to amend the Original Waiver as provided herein.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties agree as follows:

         Section 1. Amendment to Section 1 of the Original Waiver. Section 1 of the Original Waiver is hereby amended by replacing "April 7, 2005" with "July 7, 2005".

         Section 2. Status of Original Waiver. Except as expressly set forth herein, no provision or term of the Original Waiver is hereby waived, modified, amended or supplemented, and all such provisions and terms, as in effect on the date hereof, are hereby ratified and shall remain in full force and effect. Following the execution and delivery of the Amendment, all references to the Original Waiver shall mean references to the Original Waiver, as amended hereby.

         Section 3. Amendments; Waivers. This Amendment may not be modified or amended except by a written instrument signed by authorized representatives of each party and referring specifically to this Amendment. Any term, provision or condition of this Amendment may be waived in writing at any time by the party which is entitled to the benefit thereof.

         Section 4. Counterparts. This Amendment may be executed in counterparts, which together shall be considered one and the same agreement and each of which shall be deemed an original.

         Section 5. Governing Law. This Amendment shall be governed and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and performed entirely within Delaware, without reference to principles of conflicts of laws or choice of law.

               [Remainder of this page intentionally left blank]

         IN WITNESS WHEREOF, each of the parties has executed this Amendment on the date first written above.


                                   NEOFORMA, INC. (formerly known as
                                   NEOFORMA.COM, INC.)


                                   By: /s/ Andrew Guggenhime
                                       ---------------------
                                   Name: Andrew Guggenhime
                                   Title: Chief Financial Officer


                                   VHA INC.

                                   By: /s/ Marcea B. Lloyd
                                       -------------------
                                   Name: Marcea B. Lloyd
                                   Title: Chief Administrative Officer and
                                          General Counsel


                                   UNIVERSITY HEALTHSYSTEM
                                   CONSORTIUM

                                   By: /s/ Robert J. Blake
                                       -------------------
                                   Name: Robert J. Baker
                                   Title: President and Chief Executive Officer